METALLA AND COEUR ANNOUNCE US$12.7 MILLION SECONDARY BOUGHT DEAL OFFERING OF COMMON SHARES OF METALLA

June 22, 2020, Vancouver, British Columbia - Metalla Royalty & Streaming Ltd. (TSXV: MTA) (NYSE American: MTA) (the "Company" or "Metalla") and Coeur Mining, Inc. (NYSE: CDE) ("Coeur") announce that they have entered into a bid letter with a syndicate of underwriters led by PI Financial Corp., Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation (the "Co-Lead Underwriters" and together with the syndicate, the "Underwriters"), pursuant to which the Underwriters have agreed to buy on a "bought deal" basis 2,400,000 common shares of Metalla (the "Common Shares") currently held by Coeur at a price of US$5.30 per Common Share for gross proceeds to Coeur of approximately US$12.72 million (the "Secondary Offering"). Metalla will not receive any proceeds from the Secondary Offering. In addition, Coeur has granted the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase up to an additional 15% of the number of shares of Metalla sold in the Secondary Offering for up to 30 days after the closing, on the same terms and conditions as the Secondary Offering. If the Over-Allotment Option is exercised in full, the total gross proceeds to Coeur will be US$14,628,000.

Coeur currently owns, as of the date hereof, 5,241,310 Common Shares, representing approximately 14.9% of the issued and outstanding Common Shares of Metalla (on a non-diluted basis). Upon closing of the Secondary Offering and prior to the exercise of the Over-Allotment Option, Coeur's ownership of Metalla's issued and outstanding Common Shares will be reduced from 14.9% to 6.7% (on a non-diluted basis) after giving effect to the Wharf royalty transaction announced on June 22, 2020 by Metalla.

Coeur has also agreed, subject to certain limited exceptions, not to sell any Common Shares or other securities of Metalla for a period of 120 days from the closing of the Secondary Offering.

The Company also announced the Wharf royalty transaction with Coeur on June 22, 2020.  As part of the royalty transaction, Coeur has agreed to waive its pre-emptive right with respect to the Wharf royalty, concurrent with the completion of the Secondary Offering.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities being offered, nor may there be any sale of the securities being offered in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or other jurisdiction.

The Secondary Offering will be made in each of the provinces of Canada (excluding Quebec) and in the United States by way of (i) a prospectus supplement (the "U.S. Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 dated May 1, 2020 (the "Registration Statement"); and (ii) a prospectus supplement (the "Canadian Prospectus Supplement") to the Company's Canadian short form base shelf prospectus dated May 1, 2020 (the "Base Shelf Prospectus"). The Canadian Prospectus Supplement will be filed with the securities commissions in each of the provinces of Canada and the U.S. Prospectus Supplement will be filed with the United States Securities and Exchange Commission (the "SEC").

The U.S. Prospectus Supplement (together with the related Registration Statement) is available on the SEC's website at www.sec.gov and the Canadian Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, copies of the U.S. Prospectus Supplement and Canadian Prospectus Supplement may be obtained, when available, from PI Financial Corp., by email at syndication@pifinancial.com, Haywood Securities Inc., by email at ecm@haywood.com and Cantor Fitzgerald Canada Corporation by email at ecmcanada@cantor.com.

Metalla has filed a Registration Statement (including a prospectus) with the SEC and a Base Shelf Prospectus (including a prospectus supplement) with the securities commissions in each of the provinces of Canada for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement or the Base Shelf Prospectus (including the prospectus supplement) and other documents Metalla has filed with the SEC or the Canadian Securities Administrators for more complete information about Metalla and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov, or on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, Metalla, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-810-7022.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

ABOUT COEUR

Coeur Mining, Inc. is a U.S.-based, well-diversified, growing precious metals producer with five wholly-owned operations: the Palmarejo gold-silver complex in Mexico, the Rochester silver-gold mine in Nevada, the Kensington gold mine in Alaska, the Wharf gold mine in South Dakota, and the Silvertip silver-zinc- lead mine in British Columbia. In addition, the Company has interests in several precious metals exploration projects throughout North America.

CONTACT INFORMATION

For further information, please contact:

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone:  604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone:  604-908-1695

Email:  kristina@metallaroyalty.com

Coeur Mining, Inc.

104 S. Michigan Avenue, Suite 900 Chicago, Illinois 60603

Attention: Paul DePartout, Director, Investor Relations

Phone: (312) 489-5800

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" and "forward-looking statements" (the "forward-looking statements"), within the meaning of applicable Canadian and United States securities legislation, including statements with respect to the Secondary Offering, Metalla's plan to accumulate a diversified portfolio with attractive returns, future cash generation by Metalla's assets and the potential for Metalla to become one of the leading gold and silver companies for the next commodities cycle. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Known risk factors include risks that the closing conditions to the Secondary Offering may not be satisfied or the Secondary Offering may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global epidemics, pandemics, or other public health crises, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws, as well as those factors discussed in the section entitled "Risk Factors" in Metalla's Base Shelf Prospectus dated May 1, 2020 and filed with the Canadian Securities Administrators and related Registration Statement filed with the SEC, and the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which may be viewed at www.sedar.com and www.sec.gov, respectively. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.